Mail Stop 3561

May 15, 2008

Mr. Jon S. Bennett
Chief Financial Officer
301 Fremont Street
Las Vegas, Nevada 89101

>   **Re: The Majestic Star Casino, LLC**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed April 11, 2008**
>   **File No. 333-06489**

Dear Mr. Bennett:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis

– Executive Overview

– Developments in 2007 and 2008, page 28

1. We note your disclosure that cash coupons, when redeemed, are recorded in promotional allowances, which is netted from gross revenues when computing net revenues. Please explain to us why you believe it is appropriate to record the cash coupons when redeemed, rather then when earned. See EITF 01-09.

- Overall Operating Results – December 31, 2007 compared to December 31, 2006, page 29

2. We note your disclosure that casino revenues were reduced at the Majestic Properties and Fitzgeralds Tunica for the year ended December 31, 2007, by $5.6 million and $6 million, respectively, compared to the year ended December 31, 2006, due to the implementation of downloadable promotional credits. Please explain to us and revise future disclosures to state why gross revenues were reduced due to the implementation of these downloadable promotional credits.

- Liquidity and Capital Resources, page 34

3. We note from the balance sheets that you had a significant working capital deficit as of December 31, 2007 and December 31, 2006. Please revise your discussion in MD&A in future filings to disclose the existence of this deficit and to indicate the course of action that management has taken or proposes to take to remedy the deficiency. See Item 303(a)(1) of Regulation S-K.

Audited Financial Statements

Statements of Changes in Member's Deficit, page F-5

4. We note from your disclosure in Note 1 that as part of the Trump Indiana Acquisition you acquired 50% of BHPA and through an affiliate, the other 50% interest in BHPA was contributed to the Company. In light of the contribution of deficit in BHPA from Affiliate that is presented on the statement of changes in member's deficit for the year ended December 31, 2005, please tell us how you accounted for the additional 50% contribution of BHPA from an affiliate, including how you calculated or determined the amount recorded as member's deficit.

Statements of Cash Flows, page F-6

5. We note that cash flows from investing activities include an increase in Lakefront Capital Improvement Fund in the years ended December 31, 2007 and 2006. Please explain to us, and disclose in future filings, the nature of this Fund and tell us how you determine the annual amounts paid or contributed to the Fund.

Notes to the Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

– Push Down Accounting of Discount Notes from Majestic Holdco, page F-9

6. We note your disclosure that you anticipate that you will not be able to meet the required financial tests in order to make distributions to service all or a portion of the interest on the Discount Notes, nor will Majestic Holdco have sufficient funds available from present sources to make the interest payments required on the Discount Notes on April 15, 2009. Please explain to us, and disclose in the notes to your financial statements and MD&A in future filings, the negative effects, in any, on the Company, if the cash payment for the interest on the notes is not made when it is due in April 2009.

– Downloadable Promotional Credits, page F-11

7. We note your disclosure that you have implemented promotions that allow customers to download promotional credits directly to the slot machine. Please provide us more detail as to how you account for these downloadable promotional credits, including how you recognize the cost, if any, of these credits. If you do not recognize the cost as an expense on your statement of operations, please explain to us why not. See paragraph 10 of EITF 01-09.

Note 8. Other Intangible Assets, page F-16

8. We note that in connection with the acquisition of Trump Indiana in December 2005, you allocated $105.7 million of the purchase price to the gaming license and determined it had an indefinite life. Please explain to us how you determined or calculated the dollar amount allocated to this intangible asset, including any significant assumptions. Also, please explain to us why you believe that it is appropriate to assign this intangible asset an indefinite life. As part of your response, please tell us the nature and terms of the gaming license including renewal periods and any future requirements for license renewal.

Note 11. Long Term Debt, page F-19

- Senior Secured Credit Facility, page F-20

9. We note from the disclosure on page F-20 that the Company entered into an amendment to its Senior Secured Credit Facility on March 31, 2008 as the Company was out of compliance with the minimum EBITDA covenant of $70 million for the twelve months ended December 31, 2007. We also note that Amendment Eight waives the event of default that occurred as a result of being out of compliance with the minimum EBITDA covenant and modifies the definition of EBITDA. Please tell us and revise future filings to disclose the period for which the covenant violation has been waived. Also, please state the next date on which the minimum EBITDA covenant must be complied with. Refer to the disclosure requirements outlined in Rule 4-08(c) of Regulation S-X.

    Additionally, we note from the disclosure on page F-21 that given the Company's significant debt and competitive markets, there is a risk that the Company might not achieve the financial covenants as outlined in the most recent Amendment Eight to the credit facility and that the Company may need to seek further amendments to the financial covenants contained in the amended Senior Credit Facility. We also note from the disclosure on page F-21 that this obligation is cross-defaulted with the Company's other outstanding indebtedness. Given the debt covenant violation that existed at December 31, 2008 with regards to the Company's Senior Secured Credit facility, and the uncertainty that exists with regards to the Company's ability to comply with its debt covenants in future periods as discussed on page F-21, and the fact that the Company's Senior Secured Credit Facility is cross-defaulted with the Company's other debt obligations, please tell us and revise future filings to explain in further detail the Company's basis for classifying its Senior Secured Credit Facility and other long-term debt obligations as long-term debt in the December 31, 2007 balance sheet. Refer to the guidance in EITF 86-30. We may have further comment upon receipt of your response.

Note 17. Supplemental Guarantor Financial Information, page F-33

10. We note your disclosure that Majestic Star II, Fitzgeralds Tunica and Fitzgeralds Black Hawk are guarantor subsidiaries of the $300 million of Senior Secured Notes. Please tell us, and disclose in future filings, whether the guarantees are full and unconditional and joint and several. Also, please indicate whether each of the subsidiary guarantors are 100% owned by the parent company. See Rule 3-10(f) of Regulation S-X.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(702) 388-2466